Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: ON Semiconductor Corporation
Commission File No.: 000-49602
Registration Statement File No.: 333-298477

Subject Company: Synaptics Incorporated

 Powering a Smarter World  September 16, 2026

 Cautionary Note Regarding Forward-Looking Statements  This communication relates to a proposed business combination transaction between Synaptics Incorporated (“Synaptics”) and ON Semiconductor Corporation (“onsemi”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this communication could be deemed forward-looking statements, particularly statements about future financial performance and forward-looking financial guidance. These forward-looking statements are based on Synaptics’ and onsemi’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their respective businesses and industries, management’s beliefs and certain assumptions made by Synaptics and onsemi, all of which are subject to change. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” “anticipates,” or “Target,” or the negative of those words; other comparable terminology that convey uncertainty of future events or outcomes; or by discussions of strategy, plans, projections or intentions.  These forward-looking statements involve known and unknown risks and uncertainties, which may cause Synaptics’ or onsemi’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from regulators or the stockholders of Synaptics for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Synaptics or onsemi, including restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; (5) the ability of Synaptics and onsemi to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) uncertainty as to the long-term value of onsemi’s common stock; (11) legislative, regulatory and economic developments; and (12) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Synaptics’ and onsemi’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  In addition, actual results are subject to other risks and uncertainties that relate more broadly to Synaptics’ overall business, including those more fully described in Synaptics’ filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 27, 2026, and its quarterly reports filed on Form 10-Q for the current fiscal year, and onsemi’s overall business and financial condition, including those more fully described in onsemi’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2025, and its quarterly reports filed on Form 10-Q for its current fiscal year.   Investing in onsemi’s or Synaptics’ securities involves a high degree of risk and uncertainty, and readers should carefully consider the trends, risks, and uncertainties described in this communication and other SEC filings of onsemi and Synaptics (including those referenced above) before making any investment decision. If any of these trends, risks, or uncertainties actually occurs or continues, the business, financial condition, or operating results of either or both companies could be materially adversely affected, the trading prices of each company’s securities could decline, and investors could lose all or part of their investment. Forward-looking statements are not guarantees of performance, and speak only as of the date made, and neither onsemi, nor Synaptics nor the management of either entity undertakes any obligation to update or revise any forward-looking statements, except as may be required by law. All forward-looking statements attributable to onsemi, Synaptics, or persons acting on behalf of either company are expressly qualified in their entirety by this cautionary statement.  This is not an offer or solicitation.  For additional information, please reference slides 137 – 138.

 Use of Non-GAAP Financial Measures  This presentation contains historical non-GAAP financial measures including, among others, free cash flow (FCF) and FCF margin, non-GAAP gross margin and non-GAAP operating margin. This presentation also contains forward looking non-GAAP financial measures, some of which are adjusted for certain special items. These special items are out of our control and could change significantly from period to period. As a result, we are not able to reasonably estimate and separately present the individual impact of these special items, and we are similarly unable to provide a reconciliation of the non-GAAP measures. The reconciliation that is unavailable would include a forward-looking income statement, balance sheet, and statement of cash flows prepared in accordance with GAAP. We believe these non-GAAP measures provide important supplemental information to investors. We use these measures, together with GAAP measures, for internal managerial purposes and as a means to evaluate period-to-period comparisons. However, we do not, and you should not, rely on non-GAAP financial measures alone as measures of our performance. In addition, because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies’ non-GAAP financial measures, even if they have similar names.  For a reconciliation of historical non-GAAP financial measures to GAAP, please see the Appendix on slide 127.

 Powering a Smarter World  TOPIC  PRESENTER  Charting a Path to Power the Next Decade of Innovation  Hassane El-KhouryPresident & CEO  Powering the AI Revolution  Achyut Shah  Group President, Power Solutions Group  Expanding the Core: Automotive and Industrial   Sudhir Gopalswamy  Group President, Analog & Mixed-Signal and Intelligent Sensing Groups  Turning Technology Leadership into Durable Financial Performance  Thad Trent  Executive Vice President & CFO  Q&A  All

 Powering a Smarter World  September 16, 2026

 Charting a Path to Powerthe Next Decade of Innovation  Hassane El-KhouryPresident and CEO

 Every foundational technology eventually encounters a physical limit  We’ve reached it.  © onsemi 2026 | Public Information

 A Foundational Technology Is Not an Invention…  Three Signatures  of a Foundational Technology  1  WIDESPREAD IMPACT  CONTINUOUS IMPROVEMENT  FOUNDATIONAL DEPENDENCY  2  3  A force multiplier…  …for human progress.  IT'S A LAYER  EXPANDS POSSIBILITY  ELEVATES QUALITY OF LIFE  ENABLES SUSTAINABILITY  UNLOCKS THE NEXT FRONTIER  It’s not the product  It’s the foundation  FOUNDATIONAL TECHNOLOGY LAYER  Automotive  Industrial  AI  Consumer  Foundational Technology Layer: Disruptor across all markets  © onsemi 2026 | Public Information

 The Future is Arriving Faster Than Ever  SLOWER  THEN  FASTER  NOW  STEAM ENGINE  ~60  YEARS  ~90  YEARS  ~37  YEARS  ~26  YEARS  ~13  YEARS  ~9  YEARS  ELECTRICITY  AUTOMOBILE  COMPUTING  INTERNET  AI  TIME FROM IDEA TO BINDING CONSTRAINT  Every Foundational Technology Was Gated By A Physical Constraint  Precision metalworking  Grid & factory reorganization  Petroleum refining, fuel distribution & road network  Switching element – the transistor  Bandwidth & local access infrastructure  COMPUTE, MEMORY & POWER  © onsemi 2026 | Public Information

The Future is Arriving Faster Than Ever

onsemi



STEAM ENGINE
~60
YEARS
ELECTRICITY
~90
YEARS
AUTOMOBILE
~37
YEARS
COMPUTING
~26
YEARS
INTERNET
~13
YEARS
AI
~9
YEARS

Steam Engine	Electricity	Automobile	Computing	Internet	AI
Precision metalworking	Grid & factory reorganization	Petroleum refining, fuel distribution & road network	Switching element – the transistor	Bandwidth & local access infrastructure	COMPUTE, MEMORY & POWER

Every Foundational Technology Was Gated By A Physical Constraint

© onsemi 2026 | Public Information

Physical Constraint Ladder

Each constraint sits deeper in the system. Each is harder to move.

COMPUTE
THE CONSTRAINT ON BREADTH



Compute determines how broadly a foundational technology can be deployed

ADVANCED NODES	FAB CAPACITY EXPANDING	MODELS EXPANSION	AI ADOPTION IMPROVEMENT

ADDRESSED
Technology & Capacity

MEMORY
THE CONSTRAINT ON POTENTIAL


HBM

Memory determines how much of the model can be utilized efficiently

HBM BANDWIDTH	CAPACITY GROWTH	ACCESS IMPROVEMENT	CLOSER TO COMPUTE

ADDRESSED
Technology & Capacity

POWER
THE CONSTRAINT ON EXISTENCE



Power determines if the foundational technology can scale at all

POWER DELIVERY	ENERGY EFFICIENCY	POWER DENSITY	INFRASTRUCTURE READINESS

PHYSICAL CONSTRAINT REMAINS

MORE PHYSICAL

Until power density breaks through, the AI revolution is limited

© onsemi 2026 | Public Information

More Power Isn't Enough.
The World Needs Better Power.

onsemi

YESTERDAY: POWER SUPPORTED WORK

Factories	Predictable operations
Appliances	Intermittent usage
Buildings	Managed consumption
Conventional Vehicles	Mechanical systems

Power was relatively predictable and tolerant of inefficiency

THE CHALLENGE HAS CHANGED

POWER MUST BE

More Efficient	More Dense	More Reliable
More Precise	More Autonomous	More Scalable

TOMORROW: POWER ENABLES INTELLIGENCE



INTELLIGENCE
AI Data Centers
Robotics & Humanoids
Autonomous Vehicles
Smart Infrastructure
Smart Factories
Edge AI Systems

Power is always on, always connected, always at peak, and critical to performance

© onsemi 2026 | Public Information

 WE SOLVED POWER  NOW WE SOLVE POWER DENSITY  © onsemi 2026 | Public Information  POWER OF TODAY  WE SOLVED THE POWER OF YESTERDAY  ELECTRICAL (COMPONENTS)   MULTI-PHYSICS SYSTEMS  More watts  Bigger  Centralized  More watts  Smaller  Distributed  Electrical  Convert, control and distribute power efficiently  Thermal  Move heat before it limits performance  Mechanical  Withstand stress and enable reliability  Physical  Design within the limits of physics  MORE POWER. LESS SPACE. HIGHER EFFICIENCY. UNMATCHED RELIABILITY.

System Requirements are Moving in Opposite Directions

onsemi

What the customer asks for

▲ **Input voltage**	Increasing
▼ **Output voltage**	Decreasing
▲ **Power**	Increasing
▼ **Physical space**	Constrained
◆ **Cost**	Always challenged


Electrical
Mechanical
no overlap
Thermal
Physical

Electrical + Thermal + Mechanical + Physical
Nothing on the market closes all at once

And the problems only get harder across end markets and applications

AI Data Center	Industrial: Solid-State Transformer	Automotive: xEV
800V and higher → 6V or less	13.8kV → 34.5kV	400V → 900V+

© onsemi 2026 | Public Information

 Power density is not   solved by one device  It requires a   different company  SOLVING POWER DENSITY  TO  Electrical • Thermal • Mechanical • Physical  onsemi is a fundamentally different company  for a fundamentally different problem: Power Density  SOLVING POWER  FROM  Efficiency • Conversion • Components • Scale  © onsemi 2026 | Public Information  The Constraint has Changed.  So did we.

 2021  GTAT  Acquisition  SWIR  VISION  Acquisition  SiC JFETAcquisition  SiC  VCOREAcquisition  Treo Platform  Technology Development  Treo  LATERALGaNTechnology Development  GaN  VERTICALGaNTechnology Development  GaN  RISC-VAcquisition  300mm East Fishkill  NY FabAcquisition  EFK  SiC   MOSFET Technology Development  Embedded Power Platform  Technology Development  EPP  And Beyond  Silver Atena  Power Systems Acquisition  SiA  SynapticsAcquisition  SYNA  2022  2023  2024  2025  2026  Advanced Material Deposition  Technology Development  STRATEGIC ACTIONS  © onsemi 2026 | Public Information  STRONG TECHNOLOGY BASE

onsemi STRATEGIC ACTIONS


STRONG TECHNOLOGY BASE
2021
2022
2023
2024
2025
2026
And Beyond
SiC MOSFET Technology Development
GTAT Acquisition
Treo
Treo Platform Technology Development
EFK
300mm East Fishkill NY Fab Acquisition
GaN
VERTICAL GaN Technology Development
SWIR VISION Acquisition
EPP
Embedded Power Platform Technology Development
SiC
SiC JFET Acquisition
Advanced Material Deposition Technology Development
VCORE Acquisition
GaN
LATERAL GaN Technology Development
RISC-V Acquisition
SiA
Silver Atena Power Systems Acquisition
SYNA
Synaptics Acquisition

© onsemi 2026 | Public Information

 POWER  Efficient power conversion  Silicon to wide-bandgap  Power management  Power protection  SENSE  Perception of the physical world  Image sensors  Ultrasonic & Inductive position sensors  HMI & Tactile sensing  CONTROL  Precise actuation & control  Analog & mixed-signal ICs  Drivers  Controllers  © onsemi 2026 | Public Information  + Synaptics  CONNECTED COMPUTE  Edge intelligence & connectivity  Single pair ethernet  AI-First Compute  Connectivity: Wi-Fi / BLE / Thread  + Synaptics  onsemi Portfolio…  Synaptics Extends the

 CONNECTED COMPUTE  Edge intelligence & connectivity  Single pair ethernet  AI-First Compute  Connectivity: Wi-Fi / BLE / Thread  + Synaptics  …completing the Four Pillars of Physical AI  Machines that sense, decide, act and adapt  © onsemi 2026 | Public Information  Synaptics Extends the   POWER  Efficient power conversion  Silicon to wide-bandgap  Power management  Power protection  SENSE  Perception of the physical world  Image sensors  Ultrasonic & Inductive position sensors  HMI & Tactile sensing  CONTROL  Precise actuation & control  Analog & mixed-signal ICs  Drivers  Controllers  + Synaptics  onsemi Portfolio…

 CONNECTED COMPUTE  Edge intelligence & connectivity  Single pair ethernet  AI-First Compute  Connectivity: Wi-Fi / BLE / Thread  + Synaptics  …completing the Four Pillars of Physical AI  Machines that sense, decide, act and adapt  © onsemi 2026 | Public Information  Synaptics Extends the onsemi Portfolio…  POWER  Efficient power conversion  Silicon to wide-bandgap  Power management  Power protection  SENSE  Perception of the physical world  Image sensors  Ultrasonic & Inductive position sensors  HMI & Tactile sensing  CONTROL  Precise actuation & control  Analog & mixed-signal ICs  Drivers  Controllers  + Synaptics

 Auto Other  $18 B  AD&S  $14 B  Medical  $4 B  Autonomous Mobile Robots  $3 B  Drones  $2 B  Humanoids  $1 B  EV Charging  <$1 B  Industrial Other  $20 B  HV Energy Storage Systems  $4 B  HV Solid State Transformer  $3 B  HV Solid State Circuit Breaker  $1 B  HV Uninterruptible Power Supply  $1 B  Vcore  $24 B  HV Intermediate Bus Converter  $11 B  HV Power Distribution Unit  $3 B  HV Battery/Capacitor Backup  $1 B  Other applications  $12 B  MARKET  APPLICATION  TECHNOLOGY  Auto  $93B  Power Distribution  $25 B  Traction  $24 B  ADAS  $19 B  Lighting  $4 B  Battery Disconnect  $2 B  Industrial  $69B  Factory Automation  $14 B  AI Halo - $9B of industrial built to support data centers  AI DC  $47B  Emerging  $3B  Space  $3 B  Power  $118B  Compute  $34B  Sense  $30B  Connectivity  $7B  Other  $23B  © onsemi 2026 | Public Information  Every Market Converges on Power

 Auto Other  $18 B  AD&S  $14 B  Medical  $4 B  Autonomous Mobile Robots  $3 B  Drones  $2 B  Humanoids  $1 B  EV Charging  <$1 B  Industrial Other  $20 B  HV Energy Storage Systems  $4 B  HV Solid State Transformer  $3 B  HV Solid State Circuit Breaker  $1 B  HV Uninterruptible Power Supply  $1 B  Vcore  $24 B  HV Intermediate Bus Converter  $11 B  HV Power Distribution Unit  $3 B  HV Battery/Capacitor Backup  $1 B  Other applications  $12 B  MARKET  APPLICATION  TECHNOLOGY  Auto  $93B  Power Distribution  $25 B  Traction  $24 B  ADAS  $19 B  Lighting  $4 B  Battery Disconnect  $2 B  Industrial  $69B  Factory Automation  $14 B  AI Halo - $9B of industrial built to support data centers  AI DC  $47B  Emerging  $3B  Space  $3 B  Power  $118B  Compute  $34B  Sense  $30B  Connectivity  $7B  Other  $23B  © onsemi 2026 | Public Information  Every Market Converges on Power  $213B  TAM  Technology

 Delivering The Value Stack  Technology  SiC  vGaN  LGaN  Si  Advanced Deposition  BCD65  EPP  © onsemi 2026 | Public Information  Products

Delivering The Value Stack

onsemi

Products

10BASE-T1S ULS TVS diode LP BT

PWR Drivers Inductive Position

Circuit Protection Small Signal

LV <200V	MV < 650V	650V<HV<5000+V
Si MOSFET LGaN	LGaN	Si IGBT SiC MOSFET, JFET, vGaN

Technology

BCD65 SiC vGaN Si LGaN EPP Advanced Deposition

© onsemi 2026 | Public Information

Delivering The Value Stack

onsemi

Solutions

- Intelligent Power Modules
- ESS Hybrid
- xPU SPS
- xPU multi-phase controller
- Solid State Circuit Breaker
- Solid State Transformer
- Solid State Battery Disconnect

Products

- 10BASE-T1S
- ULS
- TVS diode
- LP BT
- PWR Drivers
- Inductive Position
- Circuit Protection
- Small Signal

LV <200V	MV < 650V	650V<HV<5000+V
Si MOSFET LGaN	LGaN	Si IGBT SiC MOSFET, JFET, vGaN

Technology

- BCD65
- SiC
- vGaN
- Si
- LGaN
- EPP
- Advanced Deposition

© onsemi 2026 | Public Information

Delivering The Value Stack

onsemi

ASP → Scale

Systems

PowerBox

OBC

800V → 12V Battery Replacement

800V → <6V HV DC

800V Safe Rail

Solutions

Intelligent Power Modules

ESS Hybrid

xPU SPS

xPU multi-phase controller

Solid State Circuit Breaker

Solid State Transformer

Solid State Battery Disconnect

Products

10BASE-T1S

ULS

TVS diode

LP BT

PWR Drivers

Inductive Position

Circuit Protection

Small Signal

LV <200V	MV < 650V	650V<HV<5000+V
Si MOSFET LGaN	LGaN	Si IGBT SiC MOSFET, JFET, vGaN

Technology

BCD65

SiC

vGaN

Si

LGaN

EPP

Advanced Deposition

COMBINED, THESE CAPABILITIES CREATE A SUSTAINABLE COMPETITIVE ADVANTAGE

© onsemi 2026 | Public Information

 no  overlap  Thermal  Mechanical  Electrical  Physical  © onsemi 2026 | Public Information  We Must Change the Power Systems Paradigm…

 no  overlap  Thermal  Mechanical  Electrical  Physical  Supported by a complete portfolio of differentiated Power and Sensing technologies  EPP  THE INTEGRATION  HV  THE DEVICE  Treo  THE INTELLIGENCE  © onsemi 2026 | Public Information  …by Introducing Technologies to Address the Constraints…

 Mechanical  Thermal  Electrical  Physical  © onsemi 2026 | Public Information  …And Creating the Disruption Necessary to Unlock the Power Density Problem  Supported by a complete portfolio of differentiated Power and Sensing technologies  EPP  THE INTEGRATION  HV  THE DEVICE  Treo  THE INTELLIGENCE  EPP  Treo  HV

onsemi has Every HV Option to Close the Gap

onsemi

HV | Treo | EPP

Power and Sense Portfolio

Unconstrained — IGBT

HV power conversion — SiC (MOSFET · JFET)

Efficiency — GaN (LGaN · vGaN)

Density — vGaN

Cost ▼ IGBT → Hybrid → SiC → Hybrid → vGaN

onsemi's HV device portfolio has every option needed to optimize the customer solution

vGaN solution…And it's ready




onsemi

Syracuse, NY - onsemi vGaN R&D and manufacturing fab, in production today

66,000 sq ft	**20,000 sq ft**	**$40M+**	**$120M+**
14-acre site	clean room	tools & machines	investment

© onsemi 2026 | Public Information

onsemi
HV | Treo | EPP
Power and Sense Portfolio

Treo Platform

Communications Subsystem

Application-Specific Interfaces

Power Subsystem		Power Subsystem
Power Control	DC-DC	High-Performance AFE
Driver	Power FET	Low-Power AFE

Compute & System Resources Subsystem

Compute	Voltage/Clock	Standard I/O
Memory	Test	Peripherals

The **onsemi Treo Platform**

is the **most advanced** in the industry, **enabling winning** analog and mixed-signal products, for next generation applications

BCD 65nm Technology Process
Best performance & power
Advanced feature integration

Industry's Widest Voltage Range: 1 - 90V
Highest integration
Auto 48V transition

Modular Architecture
Broad **onsemi** portfolio
Fast time-to-market

© onsemi 2026 | Public Information

Treo Analog and Mixed-Signal Platform

onsemi

HV | Treo | EPP

Power and Sense Portfolio

Automotive · Industrial · AI / Client · Compute · Medical · Mass Market

2024
Products Sampling

Low-Power AFE ASIC
Medical

Ultrasonic Sensor ASIC
Automotive

Test Equipment Signal Processor ASIC
Industrial

10BASE-T1S MAC-PHY
Automotive, Industrial

Multi-Phase Controller
AI / Client

LDO Regulators
Mass Market

Voltage Level Translators
Mass Market

Bus Switches / Muxes
Mass Market

2025
Products Sampling

10BASE-T1S RCP
Automotive, Industrial

Smart LED Driver Chipset
Automotive

Ultrasonic Base Product
Automotive

2-Ch Low-Power AFE ASIC
Medical

LIN Transceiver
Automotive

Platform MCU
Automotive, Industrial, AI / Client, Mass Market

Precision Current-Sense / Comparators
Automotive, Industrial, Mass Market

Expanded LDO Portfolio
Automotive, Industrial

2026
Products Sampling

48V SmartFET High-Side Drivers
Automotive

Isolated SiC Gate Driver
Automotive / AI Data Center

High-Perf Ultrasonic Sensor
Automotive

Inductive Position Sensors
Auto (E-Pedal/Steer)

Rain / Light Sensor Interface
Automotive

Ideal Diode Controller
Automotive, Industrial, Compute

ReRAM Non-Volatile Memory
Automotive, Industrial, Compute

Expanded Current-Sense
Automotive, Mass Market

Additional Voltage Translators
Mass Market

Switched-Cap Converter + LDO
Automotive, Industrial

© onsemi 2026 | Public Information

Introducing onsemi's Embedded Power Platform

onsemi

The silicon **becomes** the system.

EPP is the breakthrough that creates a new category of power systems.

3–5×	30%	12 in.	4 MOS
UNMATCHED POWER DENSITY	HIGHEST SYSTEM VALUE	STANDARD MANUFACTURING	FASTEST TIME TO MARKET

- ✓ BEST-IN-CLASS INDUCTANCE
- ✓ SUPERIOR THERMAL PERFORMANCE



Embedded Power Platform (EPP) uses the silicon wafer itself as the package, embedding heterogeneous die to deliver electrical, mechanical and thermal performance simultaneously, solving the density problem.
Not a product. A platform.

© onsemi 2026 | Public Information

EPP Leapfrogs PCB Embedded Power

onsemi

HV | Treo | EPP

Power and Sense Portfolio

EVALUATION CRITERIA	Yesterday's solutions Lead-frame & DBC substrate (B2S) Available today	State-of-the-art Panel / S-Cell PCB embedding Available today	onsemi EPP Embedded Power Platform Sampling today
			
Power density (area vs. B2S)	1x	1.3x	3x to 5x
System cost (vs. B2S)	1.0	1.1	0.7 – 0.8
Stray inductance	Medium	Low	Lowest
Thermal path	Bottom-side · 4 W/mK	Bottom-side · 0.4 W/mK	Dual-side · 148 W/mK
Device performance	1.0	+5%	+30%
Manufacturing	Custom · high CapEx	Custom · high CapEx	12″ Si fab · low CapEx
Idea → production	12 months (6+6)	12 months (6+6)	4 months

Embedded Power Platform obsoletes the State-Of-The-Art

© onsemi 2026 | Public Information

 < 48 hours  Size · Voltages · efficiency   1  Customer input  Electrical, thermal and mechanical simulation · multi-technology  2  EPP Design Studio  < 5 days  System design and concept complete  4  Customer system modelling  Design · datasheet · validated models  3  Studio output  < 3 months  12″ silicon fab · standard process  6  Interposer manufacturing  No new CapEx or custom tooling to bring up  5  No custom back-end  Customer / project dependent  Validation at the customer, on the customer's schedule  7  System integration  Wafer-level test · standard flow  8  Production  AI DC Customer  Industrial Customer  Treo  HV  EPP  Power and Sense Portfolio  © onsemi 2026 | Public Information  Delivering Value to Customers Already

Delivering Value to Customers Already

onsemi
HV | Treo | EPP
Power and Sense Portfolio

< 48 hours	< 5 days	< 3 months	Customer / project dependent
1 Customer input Size · Voltages · efficiency	**3 Studio output** Design · datasheet · validated models	**5 No custom back-end** No new CapEx or custom tooling to bring up	**7 System integration** Validation at the customer, on the customer's schedule
2 EPP Design Studio Electrical, thermal and mechanical simulation · multi-technology	**4 Customer system modelling** System design and concept complete	**6 Interposer manufacturing** 12" silicon fab · standard process	**8 Production** Wafer-level test · standard flow





SUBARU

Industrial Customer

AI DC Customer

© onsemi 2026 | Public Information

onsemi Differentiation

Solving Problems with a Complete and Unique Suite of Capabilities

TECHNOLOGY NEEDED	onsemi	Peer 1	Peer 2	Peer 3	Peer 4
IGBT	✓	✓	×	✓	×
Silicon MOSFET	✓	✓	✓	✓	×
SiC MOSFET	✓	✓	×	✓	●
SiC JFET	✓	✓	×	×	×
Lateral GaN	✓	✓	✓	✓	✓
Small Signal and Protection	✓	×	×	×	×
Vertical GaN	✓	×	×	×	×
Treo (BCD 65nm, 1V-90V)	✓	●	●	●	×
Embedded Power Platform	✓	×	×	×	×

UNIQUE AND DEFENSIBLE COMPETITIVE POSITION

Power
1500+ patents

Vertical GaN *(GaN-on-GaN)*
Syracuse-built, 180+ patents, 700 V & 1200 V sampling.

EPP *EFK-built*, 60+ patents.
Sampling Auto and AI DC

© onsemi 2026 | Public Information

The constraint is a system constraint and must be answered at the **device**, the **intelligence** and the **integration** layer onsemi

HV
THE DEVICE

Technology for every power problem



Unconstrained
HV power conversion
Efficiency
Density
IGBT
SiC
MOSFET · JFET
GaN
LGaN · vGaN
vGaN
Cost ▼
IGBT → Hybrid → SiC → Hybrid → vGaN

TREO
THE INTELLIGENCE

Analog and mixed-signal platform



Treo Platform
Communications Subsystem
Application-Specific Interfaces
Power Subsystem
Power Subsystem
Power Control
DC-DC
High-Performance AFE
Driver
Power FET
Low-Power AFE
Compute & System Resources Subsystem
Compute
Voltage/Clock
Standard I/O
Memory
Test
Peripherals

EPP
THE INTEGRATION

Silicon as the system



The requirements do not converge on their own

onsemi makes them converge. We solve **Power Density** at every level.

© onsemi 2026 | Public Information

 onsemi: Powering the AI Revolution  Achyut ShahGroup President, Power Solutions Group

 The bottleneck has shifted… from chips to power.  from chips to power.  © onsemi 2026 | Public Information

 Jensen Huang  Founder, President & CEO  Electrical • Thermal • Mechanical • Physical  from chips to power.  The bottleneck has shifted… from chips to power.  © onsemi 2026 | Public Information

 GPU kW vs Deployment Horizon Source: McKinsey & Company   Increased Power Demand Creates Architectural Challenges  2000  1600  0  1200  800  400  2026  2027  2028  2029  2030  Deployment Horizon  2030  142GW  2026  25GW  Rack Power (kW per Rack)  McKinsey & Company  © onsemi 2026 | Public Information

 “Power, not GPUs, is the limiting factor for AI data centers… the power density challenge is creating a fundamental architectural crisis at the rack level. The companies that solve this first will shape the competitive landscape for years to come.”  – Roland Berger  “800 VDC architecture: a single AC-to-800VDC conversion, distributed and used directly by the compute rack.”  “1,000 homes of power in a filing cabinet.”  GPU kW vs Deployment Horizon Source: McKinsey & Company   Increased Power Demand Creates Architectural Challenges  300  60  GW  240  180  120  2026  2027  2028  2029  2030  Cumulative Data Center Power Consumption  Bank of America  © onsemi 2026 | Public Information

 Less real estate  More tokens/$$  Less water used  Fewer Data Centers   More Compute   Higher Efficiency  © onsemi 2026 | Public Information  Power Density Redefines   Economics of Compute

xPU Power Increase Drives Move to High Voltage


AC & Low Voltage Distribution and Conversion
Lateral Vcore
Utility Grid
Power Transformer
20KVAC
480VAC
UPS
AC → DC → AC
480VAC
PDU
230VAC
HV PSU
AC → DC
54VDC
CBU
BBU
54VDC Bus Bar
54VDC
Hot Swap
DC
54VDC
IBC
DC → DC
12VDC
Vcore
DC → DC
0.8VDC
xPU
1kW xPU
Mechanical Transformer; Low Voltage Storage & Protection
High Voltage DC Distribution and Conversion
Vertical Vcore -VPD
Utility Grid
35KVAC
BESS
SST
AC → DC
800VDC
ESS
DC-DC
PDU
PDU
DC
HV CBU
800VDC
HV BBU
HVDC Bus Bar
800VDC
Hot Swap
DC
800VDC
HV DC
DC → DC
6 VDC
Vcore
DC → DC
0.8VDC
xPU
5kW+ xPU
Solid State Transformer; High Voltage Storage & Protection

© onsemi 2026 | Public Information

 AC  High Voltage Reaches the Core – Content Multiplies  © onsemi 2026 | Public Information  Low Voltage  High Voltage

 AC  High Voltage Reaches the Core – Content Multiplies  AC  800V DC  Low Voltage  © onsemi 2026 | Public Information  High Voltage

 AC  High Voltage Reaches the Core – Content Multiplies  SST  800V DC  AC  800V DC  Low Voltage  © onsemi 2026 | Public Information  High Voltage  $15K  $115K  Today  2030  per rack  per rack

 AI DC Segment  6 VDC  0.8VDC  DC   Hot Swap  DC  DC  HV DC  DC  DC   Vcore  PDU  Utility Grid  SST  AC  DC  HV BBU  PDU  DC  35KVAC  800VDC  800VDC  800VDC  ESS  DC-DC  xPU  HV CBU  BESS  Grid to Core High Voltage Plays to Our Strength  800VDC   HVDC Bus Bar  Industrial Segment “AI Halo”  © onsemi 2026 | Public Information  More Power, Limited Space  More High Voltage Content  More Energy Storage & Load Balancing  Mechanical to Semiconductor Content  More Control, Intelligence, Safety  CONTENT

Grid to Core High Voltage Plays to Our Strength


onsemi
CONTENT
Utility Grid
$35KV_{AC}$
BESS
SST
AC → DC
ESS
DC-DC
$800V_{DC}$
PDU
PDU
DC
HV CBU
$800V_{DC}$
HV BBU
HV_{DC} Bus Bar
$800V_{DC}$
Hot Swap
DC
$800V_{DC}$
HV DC
DC → DC
6 V_{DC}
Vcore
DC → DC
$0.8V_{DC}$
xPU
Industrial Segment "AI Halo"
AI DC Segment



More Power, Limited Space

More High Voltage Content

More Energy Storage & Load Balancing

Mechanical to Semiconductor Content

More Control, Intelligence, Safety

Multi-technology capabilities required to solve the power density challenge

© onsemi 2026 | Public Information

As Technology Breadth Grows, Competitor Field Shrinks

onsemi

HV | Treo | EPP

Power and Sense Portfolio


Utility Grid
35KV AC
SST
AC → DC
800V DC
BESS
ESS
DC-DC
PDU
PDU
DC
HV CBU
800V DC
HV BBU
800V DC
Hot Swap
DC
800V DC
HV DC
DC → DC
6 V DC
Vcore
DC → DC
0.8V DC
GPU
Multiple Blade Trays per Rack
AI Compute Tray
LV Power + Control
onsemi
peer
peer
peer
peer
peer
peer
peer
peer
peer
peer
peer
peer
peer
peer
peer

© onsemi 2026 | Public Information

As Technology Breadth Grows, Competitor Field Shrinks

onsemi

HV | Treo | EPP

Power and Sense Portfolio



Utility Grid
35KV$_{AC}$
SST
AC → DC
800V$_{DC}$
BESS
ESS
DC-DC
PDU
PDU
DC
HV CBU
800V$_{DC}$
HV BBU
800V$_{DC}$
Hot Swap
DC
800V$_{DC}$
HV DC
DC → DC
6 V$_{DC}$
Vcore
DC → DC
0.8V$_{DC}$
GPU
Multiple Blade Trays per Rack
AI Compute Tray
High Voltage: SiC + GaN
LV Power + Control
onsemi
onsemi
peer
peer
peer
peer
peer
peer

© onsemi 2026 | Public Information

As Technology Breadth Grows, Competitor Field Shrinks

onsemi

HV | Treo | EPP

Power and Sense Portfolio



Utility Grid
35KV AC
SST
AC → DC
BESS
ESS
DC-DC
800V DC
PDU
PDU
DC
HV CBU
800V DC
HV BBU
800V DC
Hot Swap
DC
800V DC
HV DC
DC → DC
6 V DC
Vcore
DC → DC
0.8V DC
GPU
Multiple Blade Trays per Rack
AI Compute Tray
High Voltage: SiC JFET
High Voltage: SiC + GaN
LV Power + Control
onsemi
onsemi
onsemi
peer

© onsemi 2026 | Public Information

Win with Capability Breadth + Technology Differentiation

HV | Treo | EPP

Power and Sense Portfolio


Utility Grid
35KV$_{AC}$
BESS
SST
AC → DC
800V$_{DC}$
ESS
DC-DC
PDU
PDU
DC
HV CBU
800V$_{DC}$
HV BBU
800V$_{DC}$
Hot Swap
DC
800V$_{DC}$
HV DC
DC → DC
6 V$_{DC}$
Vcore
DC → DC
0.8V$_{DC}$
GPU
Multiple Blade Trays per Rack
AI Compute Tray

onsemi

High Voltage: SiC JFET

High Voltage: SiC + GaN

LV Power + Control

Proven leadership across technology breadth

+

HV vGaN

EPP

Innovation Breakthrough

© onsemi 2026 | Public Information

 Treo  HV  EPP  Power and Sense Portfolio  Competitor 1  Competitor 2  Higher Power density = More compute in Rack = Lower Cost per token  vGaN + Unique magnetics  = 20% smaller size  © onsemi 2026 | Public Information  vGaN Enables Highest Density 800V  6V IBC

 Mechanical Circuit Breaker  High Voltage Architecture needs multiple Fault Protection points   © onsemi 2026 | Public Information  Industry-Standard Solid State Circuit Breaker  Mechanical to Solid State Fault Protection

 Treo  HV  EPP  Power and Sense Portfolio  EPP SSCB  Industry-Standard SSCB  © onsemi 2026 | Public Information  EPP + SiC JFET: Redefining the Density Benchmark  Over 50% Smaller  20% cooler thermals  Over 50% Smaller

 Treo  HV  EPP  Power and Sense Portfolio  Over 50% Smaller  106C  20% cooler   Industry-Standard SSCB  EPP SSCB  135C  © onsemi 2026 | Public Information  EPP + SiC JFET: Redefining the Density Benchmark  Smaller size + Less cooling = Better TCO

EPP Enables Highest Vcore Power Density

onsemi

HV | Treo | EPP

Power and Sense Portfolio

2 A/mm²



Z = 5 mm
with inductor

Available now

Lateral Power Delivery
2-Phase SPS + Inductor

>3 A/mm²



SPS in EPP

Z = 2 mm
With inductor

Available 2027

Vertical Power Delivery
onsemi enabled 4-Phase VPD
In partnership with module vendors

New Vcore Win 2026

EPP enabled SPS

Digital multi-phase control

Unique inductor design

© onsemi 2026 | Public Information

 >2X in 2026  Long-term Growth  + 10 pts  above market  AI DC Revenue  2X in 2027   50%+  revenue CAGR  2026-2030  AI DC TAM CAGRGrowth estimates vary  2026 – 2030   100  0  UBS  44%  21%  BofA  Citi  77%  81%  Mizuho  ~40% CAGR baseline  ~5X AI DC Revenue Growth  >$500M (2026)  >$2.5B (2030)  Our technology innovations allow us to significantly outgrow the market  © onsemi 2026 | Public Information  Higher Power Density  Better Customer TCO  Revenue & Margin Growth

 Solves the  toughestchallenges  AI turns power into one connected system.  The field shrinks  The prize grows  © onsemi 2026 | Public Information

 Expanding the Core: Automotive and Industrial  Sudhir GopalswamyGroup President, Analog & Mixed-Signal and Intelligent Sensing Groups

 Expanding the Core  Automotive  Industrial  © onsemi 2026 | Public Information

 2019  Today  9%  Growth   vs.  Flat SAAR  We Have Outgrown Automotive SAAR by 9%  By Building a Franchise to Seize Megatrends   ELECTRIFICATION  AUTONOMOUS  Intelligent Sensing: Image, Ultrasonic, Inductive  Intelligent Power: HV FET, MV FET, Power IC  © onsemi 2026 | Public Information  2030

We Will Continue to Outperform SAAR by 9%

While Shifting to Higher Value


SDV/ZONAL
$9B TAM
AUTONOMOUS
$15B TAM
ELECTRIFICATION
$47B TAM
Intelligent Nodes
Central "Brain"
End-end Ethernet
L4
L3
L2
Efficiency targets
Ultra-fast charging
EV penetration
Today
2030

© onsemi 2026 | Public Information

 Intelligent Power Growth Plan  Extend SiC Technology Leadership  Expand System Value with Treo Power ICs  Change the Game with EPP  © onsemi 2026 | Public Information

SiC Leadership Provides Growth Foundation

We Will Continue to Raise the Bar

onsemi
HV | Treo | EPP
Power and Sense Portfolio

SiC performance: +25% per generation


Next-gen
M3
M2
M1
Device Structure Enhancement
Today

Extend to 1400V SiC


750V SiC
1200V SiC
1400V SiC
400V Battery
800V Battery
Today
1000V Battery

ELECTRIFICATION
$47B TAM



Customer Value

- Efficiency → Range or System Cost
- Power Density → Horsepower or System Cost
- Higher Voltage → Faster Charging

© onsemi 2026 | Public Information

 Treo  HV  EPP  Power and Sense Portfolio  Enabled by Treo  LED Drivers  Front/Rear Lighting  SPS, DC-DC Controllers  “Brain”  Power Protection  Power Tree  Current Controllers  Traction & OBC  © onsemi 2026 | Public Information  Expand System Value: Treo Power ICs  LDOs  Power Tree

 Intelligent Treo SiC Current Controller  Treo  HV  EPP  Power and Sense Portfolio  Controller  SiC Gate Driver  DC Bus Discharge  Driver  Power Supply  SiC FET  Hall Effect Sensors  Motor Current Sensing  Industry Standard Inverter  © onsemi 2026 | Public Information  ELECTRIFICATION  $47B TAM  1-Gen   SiC   Boost  5%  BOM   Savings

Intelligent Treo SiC Current Controller

onsemi

HV | Treo | EPP

Power and Sense Portfolio


onsemi Treo Optimized Inverter
SiC FET
Smart Control
Current Sense
Controller
Intelligent SiC Current Controller
Hall Effect Sensors
Enabled by Treo
Available 2026
Motor Current Sensing

1-Gen SiC Boost

5% BOM Savings

ELECTRIFICATION

$47B TAM



Customer Value

Efficiency → Range or System Cost

Power Density → Horsepower or System Cost

Integration → System Cost

© onsemi 2026 | Public Information

 ELECTRIFICATION  $47B TAM  Customer Value  Power Density  Smaller, Lighter  Flexibility  Scalability  Lower R&D & Manufacturing Cost  Efficiency  Range or System Cost  Full System  Fast Time-to-Market  EPP Transforms Inverter Solutions  Treo  HV  EPP  Power and Sense Portfolio  4x   Power  Density  15%  Power Losses   1 Inverter   Platform  High end  Low end  © onsemi 2026 | Public Information  State-of-the-art   EPP  Available 2026

 Intelligent Sensing Growth Plan  Capitalize on Sensor Proliferation  Extend Sensing Performance Leadership with Treo  Enhance Vision with New Image Sensing Modalities  © onsemi 2026 | Public Information

 Broadest Range of Sensing Solutions  Image  Ultrasonic  Inductive  AUTONOMOUS  $15B TAM  © onsemi 2026 | Public Information

 AUTONOMOUS  $15B TAM  Sensors Proliferate As Autonomy Scales  2026  2030  L2  L4  Image  Sensors  Ultrasonic   Sensors  More use cases  Inductive  Sensors  x-by-wire extends   1.5x  1.5x  3x  © onsemi 2026 | Public Information

Raising the Bar on Intelligent Sensing

onsemi

AUTONOMOUS
$15B TAM



Image Sensing

Image Sensor → SER (Discrete Serializer)

Next-Gen: Image Sensor + SER

Available 2027

Ultrasonic Sensing

20+ cm (Legacy) › 6 cm (Today) › <1 cm (Next-gen)

Available 2027

Inductive Sensing

Current Gen ~0.1° → >20x → Next Gen <0.005°

Available 2027

Enabled by Treo

10% BOM Savings

20x Performance

Customer Value

Accuracy → Safety & Reliability

Integration → System Cost

© onsemi 2026 | Public Information

 AUTONOMOUS  $15B TAM  PERCEPTION STACK  Vision  Adverse weather conditions  Spatial resolution  System cost  CHALLENGES  © onsemi 2026 | Public Information  Enhancing Vision for the Next Phase of Perception  Radar  Lidar  SWIR  See through fog and rain  Industrial avail today, Auto in Advanced R&D  iToF  High-res depth at <15M  Detect hazard at 100M  Industrial avail today, Auto in Proof-of-concept  Vision  Capture detail in any light  HDR avail today  Super-Human Vision  Customer Value  Enhanced Vision  Safety  iToF  System Cost

 AUTONOMOUS  $15B TAM  SWIR  See through fog and rain  Industrial available today, Auto in Advanced R&D  iToF  High-res depth at <15M  Detect hazard at 100M  Industrial available today, Auto in Proof-of-concept  Superhuman Vision  Customer Value  Enhanced Vision  Safety  iToF  System Cost  Vision  Capture detail in any light  HDR available today  © onsemi 2026 | Public Information  Enhancing Vision for the Next Phase of Perception

 New Growth Driver: Software Defined Vehicle/Zonal  Expand Content and Intelligence at the Nodes  © onsemi 2026 | Public Information

New Growth Driver: SDV/Zonal

onsemi

SDV/ZONAL
$9B TAM



Domain-Based IVN (Today)



BODY
ADAS
ECU
POWER-TRAIN
CHASSIS
GATE-WAY
ECU

COMPLEX

ECU sprawl, SW in each node, mixed protocols

Zonal w/ 10BT1S



10BT1S
ZONAL CONTROLLER
ZONAL CONTROLLER
CENTRAL COMPUTE
GbE
ZONAL CONTROLLER
ZONAL CONTROLLER
10BT1S

SIMPLIFIED

Ethernet to the edge, less cable complexity, costs

Zonal w/ onsemi RCP



10BT1S
RCP
ZONAL SWITCH
ZONAL SWITCH
CENTRAL COMPUTE
GbE
ZONAL SWITCH
ZONAL SWITCH
10BT1S
RCP

OPTIMIZED FOR SDV SW

Only in central compute and intelligent nodes

© onsemi 2026 | Public Information

New Growth Driver: SDV/Zonal

onsemi

SDV/ZONAL
$9B TAM



Basic Ethernet Node

CENTRAL COMPUTE

ZONAL CONTROLLER $$$

Ultrasonic Node	LED Node
MCU w/ SW	MCU w/ SW
onsemi 10BT1S	onsemi 10BT1S
onsemi Ultrasonic	onsemi LED driver

Ethernet Node with RCP

CENTRAL COMPUTE

ZONAL SWITCH $

Ultrasonic Node	LED Node
onsemi 10BT1S RCP w/ SW	onsemi 10BT1S RCP w/ SW
onsemi Ultrasonic	onsemi LED driver

Treo Intelligent Node

CENTRAL COMPUTE

ZONAL SWITCH $

Ultrasonic Node	LED Node
onsemi 10BT1S RCP w/ SW Ultrasonic	onsemi 10BT1S RCP w/ SW LED

onsemi VALUE →

© onsemi 2026 | Public Information

 SDV/ZONAL  $9B TAM  Basic Ethernet Node  Ethernet Node with RCP  Treo Intelligent Node  ZONAL CONTROLLER  $$$   Ultrasonic   Node  LED Node  ZONAL SWITCH $  Ultrasonic   Node  LED Node  ZONAL SWITCH $  Ultrasonic   Node  LED Node  In Production  $ Today  Design-in 2027  2x $ Today   Next-gen in 2028  3x $ Today  Leading the SDV Evolution   © onsemi 2026 | Public Information  CENTRAL COMPUTE  CENTRAL COMPUTE  CENTRAL COMPUTE

Building the Car: onsemi in Every Subsystem

onsemi

Vehicle Electrification xEV

HEV / PHEV / BEV
- EPP
- EliteSiC FET
- SiC Current Controller

48V Transition
- HV Si FET
- GaN/SiC Gate Drivers, LDO's
- SmartFET/eFuse

Zonal Electronics

- Auto LED Drivers
- SmartFET/eFuse
- 10BASE-T1S Ethernet
- CAN/LIN
- Standard Products (LDOs, Amps)
- Small Signal Protection

ADAS and Autonomous Driving Solutions

- 8Mp, 3Mp image sensor
- iToF
- SWIR
- Ultrasonic Sensing
- Inductive Sensing
- Rain & Light Sensing



Existing Portfolio
Recently Added Products

Up to $2000 of onsemi content per vehicle

© onsemi 2026 | Public Information

 SiC   TRACTION   IMAGE SENSING  ADAS  10BASE-T1S   IVN  INDUCTIVE  X-BY-WIRE  INNOVATION  ENGINE  © onsemi 2026 | Public Information  Automotive Innovations…  ULTRASONIC   PARK ASSIST

 IMAGE SENSING  MACHINE VISION  10BASE-T1S  ETHERNET NODES  INDUCTIVE  JOINT CONTROL  Automotive Innovations… Enable Growth in Industrial…  INNOVATION  ENGINE  SiC   ENERGY INFRASTRUCTURE   ULTRASONIC   FLOW METERING  © onsemi 2026 | Public Information

 POWER  Efficient power conversion  SENSE  Perception of the physical world  CONTROL  Precise actuation and control  …and Lead to the Next Major Growth Opportunity  The Era of Physical AI  © onsemi 2026 | Public Information

 POWER, PERFORMANCE  AUTONOMY  Robot Vacuums  Drones  Delivery Robots  Warehouse   AMRs  Cobots  Factory Arms  Autonomous   Tractors  Autonomous Cars  onsemi Content Opportunity  © onsemi 2026 | Public Information  The Era of Physical AI has Already Begun  Autonomous machines that sense, decide, act and adapt  Warehouse   AMRs  Autonomous Cars  Factory Arms  Legged   AMR  “Reasoning”Vehicles  Dexterous Hands  + Autonomy, Legs  + Gripper Hands, Force Sensing  + Multi-modal VLA, Reasoning  2x to  $6B by 2030

 Warehouse   AMRs  Autonomous Cars  Factory Arms  Legged   AMR  “Reasoning”Vehicles  Dexterous Hands  + Autonomy, Legs  + Gripper Hands, Force Sensing  + Multi-modal VLA, Reasoning  Physical AI:  $6B TAM by 2030  © onsemi 2026 | Public Information  The Evolution to Humanoids Yields Content Expansion

Building the Humanoid: onsemi in Every Subsystem

onsemi

Vision Systems
- Image sensors
- **iToF sensors**
- **SWIR**
- DC-DC/LDOs

30+ Limb Actuators
- **6x GaN FET**
- **3x GaN Driver**
- **Inductive sensors**
- **10BASE-T1S**
- **Intelligent Control**
- Current sensors
- UVP/OVP

15+ Hand Actuators
- MOSFET/**GaN**
- Gate Drivers
- **Intelligent Control**
- **10BASE-T1S**



HEAD/PERCEPTION
NECK
SHOULDERS
UPPER ARMS
ELBOWS
HANDS
LEGS
ANKLES/FEET
TORSO/COMPUTE
POWER SYSTEM
CORE SENSORS
WAIST/HIPS
BATTERY
KNEES
COMMUNICATION

Power Tree
- **eFuse**
- SiC/MOSFET
- DC-DC/LDOs

Sensors
- Ultrasonic sensors
- Pressure/force
- Audio DSP
- **Sensor Hub MCU**
- Temp monitor

Connectivity
- **10BASE-T1S**
- CAN/LIN
- BLE

Existing Portfolio
Recently Added Products

Up to $900 of onsemi content per humanoid

© onsemi 2026 | Public Information

 Today  2030  EPP Disruption:  Intelligent Sensing:  SDV/Zonal:   System Play  Content Expansion  New Growth Engine  9%  CAGR  Industrial  Leverage Auto:  Physical AI:  AI Halo:  SAM Expansion  New Growth Engine  New Growth Engine  10%  CAGR  © onsemi 2026 | Public Information  Expanding the Core: Automotive and Industrial  Automotive   Value Drivers  Delivering Margin Expansion

 Turning Technology Leadership intoDurable Financial Performance  Thad TrentExecutive Vice President and CFO

 Market Inflection. Differentiated Capabilities. Shareholder Value Creation.   HIGH-VALUE, SECULAR MARKETS  AI Data Center, Automotive, Industrial  DIFFERENTIATED CAPABILITIES  Differentiated technology expands margins  © onsemi 2026 | Public Information

 Non-GAAP  2015–2020  2021–2026  Avg. Gross Margin  Avg. Operating Margin  26%  43%  36%  13%  *BANDS REPRESENT HIGH AND LOW OF EACH METRIC DURING THAT PERIOD  Revenue  Sustainable and predictable results  Proven downside resilience  Improved cost structure, OpEx efficiency (Rev/employee increased ~2X)  Higher Operating leverage  Differentiated products, Fab Right, portfolio rationalization – completed exits of ~$900M annualized  Structural step function margin improvement  Transform from Manufacturing Co. to a Product Co.  Brownfield capacity expansion  Strong Free Cash Flow Generation  AVG FREE CASH FLOW %  © onsemi 2026 | Public Information  The Power of onsemi’s Transformation

The Power of onsemi's Transformation

onsemi

Non-GAAP



Revenue
Avg. Gross Margin
Avg. Free Cash Flow Margin
36%
8%
43%
18%
2015–2020
2021–2026

Structural step function margin improvement
- Differentiated products, Fab Right, portfolio rationalization – completed exits of ~$900M annualized

Higher Operating leverage
- Improved cost structure, OpEx efficiency (Rev/employee increased ~2X)

Proven downside resilience
- Sustainable and predictable results

Strong Free Cash Flow Generation
- Transform from Manufacturing Co. to a Product Co.
- Brownfield capacity expansion

© onsemi 2026 | Public Information

 R&D  $3.6B  Organic Investments  EPP  Sensing, 8MP, Ultrasonic  Core Portfolio Expansion  Treo Platform  Low/Medium/High Voltage  Strategic Investments Drive Significant TAM Expansion  Auto  Industrial  AI Data Center  Other  © onsemi 2026 | Public Information  2021-2026   Total Investment: $8.7B

 GTAT  Vcore  SiC JFET  SWIR Vision  Vertical GaN  M&A  Capability Expansion  $0.8B  Strategic Investments Drive Significant TAM Expansion  Auto  Industrial  AI Data Center  Other  © onsemi 2026 | Public Information  2021-2026   Total Investment: $8.7B

Strategic Investments Drive Significant TAM Expansion

2021-2026

onsemi

Total Investment: $8.7B



CapEx
Capacity Expansion
$4.3B
EFK Expansion
SiC / vGaN Capacity
Maintenance
Auto
Power Distribution & Traction
ADAS & Sensing
Zonal architecture
Industrial
Factory Automation & Robotics
Energy & AI Infrastructure
Medical & AD&S
AI Data Center
Low voltage power to xPU
800V to 6V step down (IBC)
Power @ high voltage (ex. rack)
Other
Opportunistic expansion leveraging strategic investments

© onsemi 2026 | Public Information

Strategic Investments Drive Significant TAM Expansion

onsemi

2021-2026



Total Investment: $8.7B
R&D
Organic Investments
$3.6B
M&A
Capability Expansion
$0.8B
CapEx
Capacity Expansion
$4.3B
Treo Platform
Low/Medium/High Voltage
EPP
Sensing, 8MP, Ultrasonic
Core Portfolio Expansion
SiC JFET
Vcore
GTAT
SWIR Vision
Vertical GaN
EFK Expansion
SiC / vGaN Capacity
Maintenance
Auto
Power Distribution & Traction
ADAS & Sensing
Zonal architecture
+$20B TAM
Industrial
Factory Automation & Robotics
Energy & AI Infrastructure
Medical & AD&S
+$16B TAM
AI Data Center
Low voltage power to xPU
800V to 6V step down (IBC)
Power @ high voltage (ex. rack)
+$45B TAM
Other
Opportunistic expansion leveraging strategic investments
$8.7B investment delivers
$81B TAM Expansion

© onsemi 2026 | Public Information

Enabling Innovation Across a Global Customer Base

onsemi

Highly diversified customer footprint spanning 9,000+ customers globally

AUTOMOTIVE

BorgWarner, SCHAEFFLER, HYUNDAI·KIA MOTORS, GEELY, AUMOVIO, MAGNA, STELLANTIS, XPENG, Li Auto, BOSCH Automotive, NIO, APTIV, gm, BYD, TESLA, Valeo, SUBARU

INDUSTRIAL

ABB, ZEBRA, Schneider Electric, FUJITSU, SUNGROW, simbe, SIEMENS, Starkey, PHILIPS, Honeywell, amazon, Boston Scientific, Veritiv, SINENG, BOSCH, EATON, dexcom, Raytheon, TESLA, SPACEX, 爱士惟 AISWEI, TELEDYNE TECHNOLOGIES, GRID BLOCK, Milwaukee

AI DATA CENTER

Microsoft, NVIDIA, LITEON, Google, DELL, flex, amazon, EATON, MEGMEET, Schneider Electric, intel, AMD, Veritiv, HERON, Meta, Great Wall, GRID BLOCK, DELTA

Deep strategic engagements addressing customers' most complex engineering challenges
Broad global distribution network to serve the mass market
Top 20 customers represent ~35% of revenue, no 10% customer

© onsemi 2026 | Public Information

 Innovation and Portfolio Breadth Accelerates Growth  Other  Communications, Computing, Consumer  AUTO  INDUSTRIAL  AI DATA CENTER  OTHER  Non-GAAP CAGR  2026E - 2030 Target  9%  10%  50%+  1%  12-14%  2026E  2030 Target  Auto  Drivers: electrification, Software-Defined Vehicles/Zonal, ADAS  ~$2,000 content per vehicle  Outgrowing SAAR by high single digits   Industrial  Drivers: AI Halo, energy infrastructure, automation, medical, AD&S  Physical AI: $6B TAM by 2030; ~$900 content per humanoid  © onsemi 2026 | Public Information  AI Data Center  Drivers: 800VDC, HV revenue acceleration, Vcore penetration  ~$15K à ~$115K content per rack  Revenue >5x in 2030 to >$2.5B

 East Fishkill  External  2019 Footprint:  Mount-ain Top  Mec-helen  Bucheon  Poca-tello  Oud-ena-arde  Niig-ata  Czech Repu-blic  Aizu  Gresham  Serem-ban  Aizu  Gresham  Bucheon  Czech Republic  Seremban  External  Fab-Liter  Current Footprint:  Fab Right  Syracuse  © onsemi 2026 | Public Information  Fab Right: Building a More Efficient, Scalable Manufacturing Network

 East Fishkill  External  2019 Footprint:  Mount-ain Top  Mec-helen  Bucheon  Poca-tello  Oud-ena-arde  Niig-ata  Czech Repu-blic  Aizu  Gresham  Serem-ban  Aizu  Gresham  Bucheon  Czech Republic  Seremban  External  Fab-Liter  Current Footprint:  Fab Right  Syracuse  © onsemi 2026 | Public Information  Fab Right: Building a More Efficient, Scalable Manufacturing Network

Fab Right: Building a More Efficient, Scalable Manufacturing Network

onsemi

2019 Footprint:

Fab-Liter


Aizu
Bucheon
Czech Repu-blic
Gresham
Mec-helen
Serem-ban
Poca-tello
Mount-ain Top
Oud-ena-arde
Niig-ata
External

More efficient capacity drives gross margin expansion

- Right sized, ready to scale on demand
- Minimal CapEx needed to scale (5% of revenue)
- Exited five subscale fabs while expanding 300mm (EFK) capacity
- Current footprint ~17% lower cost (at full utilization)
- Additional Fab Right activities to drive further gross margins expansion

Current Footprint:

Fab Right


East Fishkill
Aizu
Bucheon
Gresham
Czech Republic
Seremban
External
Syracuse

Scalable, Efficient, Lower Cost

© onsemi 2026 | Public Information

 Utilization  Volume driven ramp to full utilization  Absorption of fixed costs  Fab Right  Additional efficiency and cost optimization  Capacity allocated to high value products  Two site divestitures recently announced  New Products/ Mix  Ramping differentiated products at accretive margins (Treo, EPP, vGaN)  Portfolio mix shift in silicon power products  Ramping high growth AI Data Center revenue  40.3%  2026E  Utilization  Fab Right  50bps announced  New Products / Mix  53%  2030  Target   400 bps  225 bps  650 bps  © onsemi 2026 | Public Information  Non-GAAP  Growth and Innovation Drive Gross Margin Expansion

 Non-GAAP CAGR, 2026E – 2030 Target  Operating Income $  Gross Profit $  Revenue  20%  30%  10%  0%  +12-14%  +22%  +30%  Gross profit grows 1.6x faster than revenue;  operating income more than 2x faster.  © onsemi 2026 | Public Information  Top-line Growth  Outsized Earnings Growth  Structural changes, innovation and execution deliver significant operating leverage

 Operating Income $  Gross Profit $  Revenue  +12-14%  +22%  +30%  20%  30%  10%  0%  Gross profit grows 1.6x faster than revenue;  operating income more than 2x faster.  Non-GAAP CAGR, 2026E – 2030 Target  © onsemi 2026 | Public Information  Top-line Growth  Outsized Earnings Growth  Structural changes, innovation and execution deliver significant operating leverage

 Investment Era  2020  2022  2024  2025  2026E  2021  2023  2030 Target  $1.6B (25%)  ~$3.5B  (30-35%)  Buyback $4.2B / 92% FCF 2023-2026E = 12% reduction in shares outstanding  >2X  © onsemi 2026 | Public Information  Free cash flow more than doubling by 2030  Monetizing Investments through scale and efficiency

 2020  2022  2024  2025  2026E  2021  2023  2030 Target  $1.6B (25%)  ~$3.5B  (30-35%)  >2X  Investment Era   2023-2026E: Share repurchase of $4.2B, 92% of FCF → 12% reduction in shares  Free cash flow more than doubling by 2030  Monetizing Investments through scale and efficiency  © onsemi 2026 | Public Information

 REINVEST  Fund the highest-return growth  Differentiated products,   R&D and capacity investments that strengthen competitive advantage.  © onsemi 2026 | Public Information  Disciplined Capital Allocation Compounds Shareholder Value

 STRATEGIC M&A  Expand the portfolio selectively  Add capabilities to expand TAM and accelerate time to market. Clear strategic and financial merit enhancing the financial model.  REINVEST  Fund the highest-return growth  Differentiated products,   R&D and capacity investments that strengthen competitive advantage.  © onsemi 2026 | Public Information  Disciplined Capital Allocation Compounds Shareholder Value

 BALANCESHEET  Preserve resilience and flexibility  Maintain strong liquidity and leverage profile.  STRATEGIC M&A  Expand the portfolio selectively  Add capabilities to expand TAM and accelerate time to market. Clear strategic and financial merit enhancing the financial model.  REINVEST  Fund the highest-return growth  Differentiated products,   R&D and capacity investments that strengthen competitive advantage.  © onsemi 2026 | Public Information  Disciplined Capital Allocation Compounds Shareholder Value

 RETURN  CASH  Repurchase shares consistently  Return 100% of free cash flow through share repurchases.  $5.3B remaining under the existing authorization.  BALANCESHEET  Preserve resilience and flexibility  Maintain strong liquidity and leverage profile.  STRATEGIC M&A  Expand the portfolio selectively  Add capabilities to expand TAM and accelerate time to market. Clear strategic and financial merit enhancing the financial model.  REINVEST  Fund the highest-return growth  Differentiated products,   R&D and capacity investments that strengthen competitive advantage.  © onsemi 2026 | Public Information  Disciplined Capital Allocation Compounds Shareholder Value

 RETURN  CASH  Repurchase shares consistently  Return 100% of free cash flow through share repurchases.  $5.3B remaining under the existing authorization.  BALANCESHEET  Preserve resilience and flexibility  Maintain strong liquidity and leverage profile.  STRATEGIC M&A  Expand the portfolio selectively  Add capabilities to expand TAM and accelerate time to market. Clear strategic and financial merit enhancing the financial model.  REINVEST  Fund the highest-return growth  Differentiated products,   R&D and capacity investments that strengthen competitive advantage.  © onsemi 2026 | Public Information  Disciplined Capital Allocation Compounds Shareholder Value

 Non-GAAP  2025A  2030 TARGET  Revenue  Gross Margin  $6.0B  38.4%  +12-14%  CAGR  53%  Growth driven by highly differentiated products in fast growing markets  Utilization, high-value new products, and Fab Right  Operating Expenses  Operating Margin  19.8%  18.6%  15%  38%  Targeted R&D investment to expand capabilities and TAM  Operating income grows >2x revenue growth  CapEx  Free Cash Flow  5.7%  23.7%  ~5%  30-35%  CapEx-light model for optimal capital allocation  Monetizing investments through scale and efficiency  2026E  $6.5B  40.3%  18.5%  21.9%  2.7%  24.8%  Non-GAAP tax rate remains at 15% through 2030  © onsemi 2026 | Public Information  Technology Leadership POWERS Shareholder Value  Synaptics  standalone  Post-Synergies  Accelerates Financial model

 Non-GAAP  Synaptics Accelerates Financial Model  Revenue  Gross Margin  $6.0B  38.4%  +12-14%  CAGR  53%  Growth driven by highly differentiated products in fast growing markets  Utilization, High-Value New Products, and Fab-Right  Operating Margin  18.7%  38%  Operating income grows >2x revenue growth  $6.5B  40.3%  21.9%  Revenue  Gross Margin  Leverage onsemi sales channel to broaden customer base, increase content per platform, cross selling. Increases TAM by $30B  Connected-compute capabilities at accretive gross margins  Operating Margin  Accretive to EPS within ~18 months with $200M of synergies  >15%  Synaptics  Standalone  Post-Synergies  >55%  >30%  © onsemi 2026 | Public Information  Non-GAAP

 Operating Expenses  Operating Margin  19.8%  18.6%  15%  38%  Targeted R&D investment to expand capabilities and TAM  Operating income grows >2x revenue growth  CapEx  Free Cash Flow  5.7%  23.7%  ~5%  30-35%  CapEx-light model for optimal capital allocation  Monetizing investments through scale and efficiency  18.5%  21.9%  2.7%  24.8%  Revenue  Gross Margin  $6.0B  38.4%  +12-14%  CAGR  53%  Growth driven by highly differentiated products in fast growing markets  Utilization, high-value new products, and Fab Right  $6.5B  40.3%  Non-GAAP  2025A  2030 TARGET  2026E  Non-GAAP tax rate remains at 15% through 2030  © onsemi 2026 | Public Information  Technology Leadership Powers Shareholder Value  Synaptics  standalone  Post-Synergies  Accelerates Financial model

 2015–2020  2021–2026  8%  36%  AVG GROSS MARGIN  43%  REVENUE  AVG FREE CASH FLOW MARGIN   18%  2030 Target  13%  AVG OPERATING MARGIN  26%  53% GM  38% OM  Accelerated growth, differentiated portfolio investments and Fab Right for gross margin expansion  Leveraging past investments and capacity expansion support strong cash conversion  Streamlined manufacturing structure and OpEx efficiency drive significant operating leverage  Target operating margin is greater than legacy gross margins  30-35% FCF  © onsemi 2026 | Public Information  Non-GAAP  The Power of onsemi’s Transformation

Market Inflection. Differentiated Capabilities. Shareholder Value Creation.

onsemi



HIGH-VALUE, SECULAR MARKETS

AI data center, automotive, industrial

AI Data Center

Higher compute power driving a shift to high-voltage architectures and greater **onsemi** content.

Automotive

Electrification, autonomy and SDV/zonal architectures sustain content growth above SAAR.

Industrial

AI Halo driving power semi demand; physical AI emerging as a new **onsemi** growth vector.

DIFFERENTIATED CAPABILITIES

Differentiated technology expands margins

Unmatched breadth

A full LV and HV portfolio across silicon, SiC, GaN and vGaN.

Advanced platforms, exclusive to onsemi

Treo and EPP create differentiated power systems with best-in-class performance.

Scaled investment

$8.7B invested over five years expands the addressable market by $81B.

COMPOUNDING FINANCIALS

Non-GAAP · 2026E → 2030 Target

+12–14%	Revenue CAGR
53%	Gross margin expansion
38%	Operating margin expansion increases >2× revenue
30–35%	Free cash flow margin expansion to ~$3.5B

Expanding markets + differentiated capabilities + disciplined execution = durable, profitable growth

© onsemi 2026 | Public Information

 Market Inflection. Differentiated Capabilities. Shareholder Value Creation.   © onsemi 2026 | Public Information

 Thank you for joining us today.  Your feedback is important to us.  Please scan the QR code to complete a brief survey.  © onsemi 2026 | Public Information

 APPENDIX

 Reconciliation of GAAP to Non-GAAP Gross Margin  Fiscal Year  FY 2021  FY 2022  FY 2023  FY 2024  FY 2025  GAAP Gross Margin  40.3%  49.0%  47.1%  45.4%  33.1%  a) Impact of business wind down  0.0%  0.2%  0.0%  0.0%  0.0%  b) Amortization of acquisition-related intangible assets  0.0%  0.1%  0.1%  0.1%  0.1%  c) Non-recurring facility costs  0.1%  0.0%  0.0%  0.0%  0.0%  d) Restructuring-related inventory and other charges  0.0%  0.0%  0.0%  0.0%  5.2%  Non-GAAP Gross Margin  40.4%  49.2%  47.1%  45.5%  38.4%  Appendix – GAAP to Non-GAAP Reconciliation  Reconciliation of GAAP to Non-GAAP Gross Margin  Fiscal Year  FY 2015  FY 2016  FY 2017  FY 2018  FY 2019  FY 2020  GAAP Gross Margin  34.1%  33.2%  36.7%  38.1%  35.8%  32.7%  a) Amortization of fair market value step-up of inventory  0.0%  1.7%  0.2%  0.0%  0.4%  0.0%  b) Actuarial (gains)/losses on pension plans  0.0%  0.1%  0.0%  0.0%  0.0%  0.0%  c) Sell-through / sell-in adjustment  0.0%  0.0%  0.1%  0.0%  0.0%  0.0%  Non-GAAP Gross Margin  34.1%  35.0%  37.0%  38.1%  36.1%  32.7%  Certain amounts in the above tables may not total due to rounding of individual amounts.

Appendix – GAAP to Non-GAAP Reconciliation

onsemi

Reconciliation of GAAP to Non-GAAP Operating Margin						
Fiscal Year	**FY 2015**	**FY 2016**	**FY 2017**	**FY 2018**	**FY 2019**	**FY 2020**
GAAP Operating Margin	7.5%	6.0%	12.3%	14.4%	7.8%	6.6%
a) Amortization of acquisition-related intangible assets	3.9%	2.7%	2.2%	1.9%	2.1%	2.3%
b) Restructuring, asset impairments and other, net	0.3%	0.8%	0.4%	0.1%	0.5%	1.2%
c) Goodwill and intangible asset impairment	0.1%	0.1%	0.2%	0.1%	0.0%	0.0%
d) Third party acquisition and divestiture-related costs	0.1%	0.7%	0.1%	0.1%	0.2%	0.0%
e) Amortization of fair market value step-up of inventory	0.0%	1.7%	0.2%	0.0%	0.4%	0.0%
f) Litigation settlement	0.0%	0.0%	0.0%	0.0%	3.1%	0.0%
g) Actuarial (gains)/losses on pension plans	-0.1%	0.3%	0.0%	0.0%	0.0%	0.0%
h) Sell-through / sell-in adjustment	0.0%	0.0%	-0.7%	0.0%	0.0%	0.0%
i) R&D costs related to licensing income	0.0%	0.0%	0.2%	0.1%	0.0%	0.0%
Non-GAAP Operating Margin	11.7%	12.3%	15.0%	16.7%	14.1%	10.2%

Reconciliation of GAAP to Non-GAAP Operating Margin					
Fiscal Year	**FY 2021**	**FY 2022**	**FY 2023**	**FY 2024**	**FY 2025**
GAAP Operating Margin	19.1%	28.3%	30.8%	25.0%	1.4%
a) Amortization of acquisition-related intangible assets	1.5%	1.0%	0.7%	0.8%	0.8%
b) Restructuring, asset impairments and other, net	1.1%	0.2%	0.9%	1.9%	11.1%
c) Goodwill and intangible asset impairment	0.0%	4.6%	0.0%	0.0%	0.0%
d) Third party acquisition and divestiture-related costs	0.2%	0.2%	0.0%	0.2%	0.1%
e) Non-recurring facility costs	0.1%	0.0%	0.0%	0.0%	0.0%
f) Impact of business wind down	0.0%	0.2%	0.0%	0.0%	0.0%
g) Restructuring-related inventory and other charges	0.0%	0.0%	0.0%	0.0%	5.2%
Non-GAAP Operating Margin	21.9%	34.5%	32.3%	27.9%	18.6%

Certain amounts in the above tables may not total due to rounding of individual amounts.

Appendix – GAAP to Non-GAAP Reconciliation

onsemi

(in millions, except percentages)

Reconciliation of GAAP to Non-GAAP Operating Expenses	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020
GAAP Operating Expenses	$ 932.1	$ 1,060.8	$ 1,352.9	$ 1,391.5	$ 1,540.9	$ 1,367.1
a) Amortization of acquisition-related intangible assets	(135.7)	(104.8)	(123.8)	(111.7)	(115.2)	(120.3)
b) Restructuring, asset impairments and other, net	(9.3)	(33.2)	(20.8)	(4.3)	(28.7)	(65.2)
c) Goodwill & intangible asset impairment	(3.8)	(2.2)	(13.1)	(6.8)	(1.6)	(1.3)
d) Third-party acquisition/divestiture costs	(3.5)	(25.8)	(3.2)	(4.4)	(11.3)	(1.0)
e) Actuarial gains/(losses) pension	4.2	(6.8)	0.7	-	-	-
f) R&D costs related to licensing income	-	-	(10.0)	-	-	-
g) Litigation settlement	-	-	-	-	(169.5)	-
j) R&D costs related to licensing income	-	-	-	(7.0)	-	-
Non-GAAP Operating Expenses	$ 784.0	$ 888.0	$ 1,182.7	$ 1,257.3	$ 1,214.6	$ 1,179.3
Non-GAAP Operating Expense Margin	22.4%	22.7%	22.0%	21.4%	22.0%	22.4%

Reconciliation of GAAP to Non-GAAP Operating Income	FY 2015	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020
GAAP Operating Income	$ 261.1	$ 236.1	$ 680.9	$ 847.2	$ 432.7	$ 348.7
a) Amortization of acquisition-related intangible assets	135.7	104.8	123.8	111.7	115.2	120.3
b) Restructuring, asset impairments and other, net	9.3	33.2	20.8	4.3	28.7	65.2
c) Goodwill & intangible asset impairment	3.8	2.2	13.1	6.8	1.6	1.3
d) Third-party acquisition/divestiture costs	3.5	25.8	3.2	4.4	11.3	1.0
g) Amortization of fair value inventory step-up	-	67.5	13.6	1.0	19.6	-
h) Actuarial gains/(losses) pension	(5.0)	10.0	1.9	-	-	-
i) Litigation settlement	-	-	-	-	169.5	-
l) sell-through to sell in adjustment	-	-	(59.0)	-	-	-
m) R&D costs related to licensing income	-	-	10.0	7.0	-	-
Non-GAAP Operating Income	$ 408.4	$ 479.6	$ 808.3	$ 982.4	$ 778.6	$ 536.5

Certain amounts in the above tables may not total due to rounding of individual amounts.

 Appendix – GAAP to Non-GAAP Reconciliation  (in millions, except percentages)  Reconciliation of GAAP to Non-GAAP Operating Expenses   FY 2021  FY 2022  FY 2023  FY 2024  FY 2025  GAAP Operating Expenses   $ 1,426.7    $ 1,717.2    $ 1,344.8    $ 1,448.4    $ 1,899.7   a) Amortization of acquisition-related intangible assets   (99.0)   (81.2)   (51.1)   (52.0)   (44.4)  b) Restructuring, asset impairments and other, net   (71.4)   (17.9)   (74.9)   (133.9)   (666.9)  c) Goodwill & intangible asset impairment   (2.9)   (386.8)   -    -    -   d) Third-party acquisition/divestiture costs     (11.9)   (12.9)  1.3    (14.0)   (4.3)  e) Impact of business wind down    -       6.8    -   -     -   f) Adjustments to contingent consideration   -      -    -     -    1.3   Non-GAAP Operating Expenses   $ 1,241.5    $ 1,225.2    $ 1,220.1    $ 1,248.5    $ 1,185.4   Non-GAAP Operating Expense Margin  18.4%  14.7%  14.8%  17.6%  19.8%  Reconciliation of GAAP to Non-GAAP Operating Income  FY 2021  FY 2022  FY 2023  FY 2024  FY 2025  GAAP Operating Income   $ 1,287.6    $ 2,360.0    $ 2,538.7    $ 1,767.7    $ 84.2   a) Amortization of acquisition-related intangible assets   99.0    82.8    56.8    58.3    49.4   b) Restructuring, asset impairments and other, net   71.4    17.9    74.9    133.9    666.9   c) Goodwill & intangible asset impairment   2.9    386.8    -     -     -    d) Third-party acquisition/divestiture costs   11.9    12.9    (1.3)   14.0    4.3   e) Non-recurring facility costs   5.5    -     -     -     -    f) Impact of business wind down   -       12.7    (3.9)   -     -    g) Amortization of fair value inventory step-up   -     -     -     -     2.4   h) Restructuring-related inventory charges   -     -     -     -     313.6   o) Adjustments to contingent consideration   -     -     -     -     (1.3)  Non-GAAP Operating Income   $ 1,478.3    $ 2,873.1    $ 2,665.2    $ 1,973.9    $ 1,119.5    Certain amounts in the above tables may not total due to rounding of individual amounts.

 Reconciliation of net cash provided by operating activities to free cash flow  FY 2021  FY 2022  FY 2023  FY 2024  FY 2025  Net cash provided by operating activities   $ 1,782.0    $ 2,633.1    $ 1,977.5    $ 1,906.4    $ 1,759.8   Purchase of property, plant & equipment   $ (444.6)   $ (1,005.0)   $ (1,575.6)   $ (694.0)   $ (341.2)  Free Cash Flow   $ 1,337.4    $ 1,628.1    $ 401.9    $ 1,212.4    $ 1,418.6   Free Cash Flow Margin  19.8%  19.6%  4.9%  17.1%  23.7%  Reconciliation of net cash provided by operating activities to free cash flow  Fiscal Year  FY 2015  FY 2016  FY 2017  FY 2018  FY 2019  FY 2020  Net cash provided by operating activities  $ 470.6    $ 581.2    $ 1,094.2    $ 1,274.2    $ 694.7    $ 884.3   Purchase of property, plant & equipment  $ (272.2)   $ (108.9)   $ (395.7)   $ (514.8)   $ (534.6)   $ (383.6)  Free Cash Flow   $ 198.4    $ 472.3    $ 698.5    $ 759.4    $ 160.1   $ 500.7   Free Cash Flow Margin  5.7%  12.1%  13.0%  13.0%  2.9%  9.5%  Appendix – GAAP to Non-GAAP Reconciliation  (in millions, except percentages)  Certain amounts in the above tables may not total due to rounding of individual amounts.

 Notes and Sources  Charting a Path to Power the Next Decade of Innovation  Hassane El-Khoury, President and CEO  $5.3B remaining under the existing authorization.  As reported through Q2’2026  2026 estimates are based on consensus

 GPU Rack Power (kW per Rack) vs Deployment Horizon Graph  McKinsey & Company – The shift to 800-volt DC at data centers: Implications for providers, published July 2026  Cumulative New Data Center Power Consumption Graph  Bank of America-Watts to Token, May 2026   AI DC TAM CAGRs  UB, Bank of America, Citi Bank, Mizuho and onsemi internal estimates  2026 estimates are based on consensus  Notes and Sources  onsemi: Powering the AI Revolution  Achyut Shah, Group President, Power Solutions Group

Notes and Sources

onsemi

Expanding the Core: Automotive and Industrial
Sudhir Gopalswamy, Group President, Analog & Mixed-Signal and Intelligent Sensing Groups

~0% SAAR 2019-26, 2026-2030
- Bloomberg Auto SAAR Factset 26E (0.39%)

Physical AI: $6B TAM in 2030
- **onsemi** estimates, Yole, Omdia projections for: Autonomous Mobile Robots, Drones, Humanoid

2026 estimates are based on consensus

What you are used to seeing (images)  Maximize Market Research Pvt. Ltd  Deloitte and Mordor Intelligence  KBV Research  Yole  Sustainable Ecosystem ‘22-’27 TAM CAGRs  onsemi estimates  LMC Automotive: Global Hybrid & Electric Vehicle Forecast - Quarter 4, 2022  Omdia: Power IC Market Tracker, Sep’22  Sustainable Ecosystem Accelerating onsemi Content  Based on total onsemi BOM opportunity  Markets that Matter  onsemi estimates based on current market projections  Semiconductor TAM excludes Memory   Winning Formula…and Execute  >$17B: onsemi Form 10-Q filing for period ended March 31 2023   2026 estimates are based on consensus  Notes and Sources  Turning Technology Leadership into Durable Financial Performance  Thad Trent, Executive Vice President and CFO

 Cautionary Information  No Offer or Solicitation  This communication is for informational purposes only and does not constitute, or form a part of, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.   Important Additional Information about the Transaction and Where To Find It   The proposed transaction will be submitted to the stockholders of Synaptics for their consideration. In connection with the proposed transaction, on August 21, 2026, onsemi filed with the SEC a Registration Statement on Form S-4 that included a proxy statement of Synaptics and that also constituted a prospectus of onsemi. Each of Synaptics and onsemi will provide the proxy statement/prospectus to Synaptics stockholders. These materials are not yet finaland will be amended. Synaptics and onsemi also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Synaptics or onsemi may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties on Synaptics Investor Relations at https://investor.synaptics.com/ (for documents filed with the SEC by Synaptics) or onsemi Investor Relations at https://investor.onsemi.com/ (for documents filed with the SEC by onsemi).

 Cautionary Information  Participants in the Solicitation  Synaptics, onsemi, and certain of their respective directors, executive officers and other members of management and employees, under SEC  rules may be deemed to be participants in the solicitation of proxies from Synaptics stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Synaptics stockholders in  connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be set forth  in the proxy statement/prospectus that will be provided to Synaptics stockholders. You can find more detailed information about Synaptics’ executive officers and directors under the headings “Proposal 1 – Election of Directors,” “Director Compensation,” “Compensation Discussion and Analysis,” “Named Executive Officer Compensation Tables,” “CEO Pay Ratio Disclosure,” “Pay Versus Performance Disclosure” and “Beneficial Ownership of  Certain Stockholders” in its definitive proxy statement filed with the SEC on September 16, 2025. To the extent holdings of Synaptics common  stock by the directors and executive officers of Synaptics have changed from the amounts of Synaptics common stock held by such persons as  reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are  available at https://www.sec.gov/edgar/browse/?CIK=817720&owner=exclude under the tab “Ownership Disclosures”. You can find more  detailed information about onsemi’s executive officers and directors under the headings “The Board of Directors and Corporate Governance,”  “Compensation of Executive Officers” and “Stock Ownership” in its definitive proxy statement filed with the SEC on April 2, 2026. To the extent  holdings of onsemi common stock by the directors and executive officers of onsemi have changed from the amounts of onsemi common stock  held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed  with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1097864&owner=exclude under the tab “Ownership  Disclosures”. Additional information about Synaptics’ executive officers and directors and onsemi’s executive officers and directors can be found  in the above-referenced Registration Statement on Form S-4.